Zentek Ltée : Albany Graphite Corp. mandate AppEco pour une étude indépendante de recherche de marché et d'analyse économique

Une étude indépendante fournira une grille de prix, une quantification de la demande, un positionnement concurrentiel et une valorisation des sous-produits pour le graphite haute pureté d'Albany dans les marchés nucléaire, défense, batteries et industriels

Le présent communiqué est la version française du communiqué de presse original diffusé en anglais le 16 avril 2026. En cas de divergence, la version anglaise prévaut.

Guelph, Ontario--(Newsfile Corp. - 23 avril 2026) - Zentek Ltée (TSXV: ZEN) (NASDAQ: ZTEK) (« Zentek » ou la « Société ») est heureuse d'annoncer que sa filiale en propriété exclusive Albany Graphite Corp. (« AGC ») a mandaté AppEco Inc. (« AppEco »), une firme indépendante de recherche économique et de conseil, pour réaliser une étude complète de recherche de marché et d'analyse économique pour le Projet de graphite d'Albany (le « Projet »), situé près de Hearst, en Ontario.

Mandat et livrables de l'étude

Les travaux d'AppEco s'articuleront autour de quatre flux de travail principaux :

1. Grille de prix indépendante : Prix des produits par grade (concentré, 4N, 4N+, 5N+) pour les marchés du nucléaire, de la défense, des batteries et des applications industrielles, avec des prévisions actuelles, à 5 ans et à 10 ans.

2. Quantification de la demande adressable : Demande en Amérique du Nord et dans les nations alliées, segmentée par marché : nucléaire/RSM, défense/aérospatiale, batteries admissibles en vertu de la Loi sur la réduction de l'inflation (IRA)/Stratégie canadienne des minéraux critiques, et marchés industriels/de spécialité.

3. Positionnement concurrentiel du côté de l'offre : Évaluation du positionnement d'Albany par rapport au pipeline de graphite des nations occidentales et alliées, incluant une analyse du risque de substitution par le graphite synthétique.

4. Valorisation des crédits de sous-produits : Évaluation de 18 minéraux critiques, dont 13 éléments de terres rares ainsi que le lithium, le scandium, l'yttrium, le niobium et le molybdène, récupérables à partir des gaz d'échappement du réacteur à lit fluidié électrothermique (« FBR ») sans nécessiter de capital additionnel pour le réacteur, sous réserve d'hypothèses supplémentaires d'ingénierie et de récupération.

AppEco livrera une note économique pour chacun des flux de travail ci-dessus, suivie d'un rapport final consolidé.

Pourquoi cela est important

Le marché du graphite de haute pureté traverse une transformation structurelle. Les politiques gouvernementales au Canada comme aux États-Unis accordent désormais une priorité explicite à l'approvisionnement national et auprès des nations alliées en minéraux critiques, y compris le graphite.1,2 La Loi américaine sur la réduction de l'inflation, la Stratégie canadienne des minéraux critiques et les récentes initiatives de financement du Département de l'énergie des États-Unis pointent toutes dans la même direction : les économies occidentales ont besoin de sources sécurisées et traçables de matériaux carbonés avancés pour l'énergie nucléaire, les systèmes de défense et les batteries de prochaine génération.3,4,5

Parallèlement, le déploiement rapide de petits réacteurs modulaires à travers l'Amérique du Nord crée une nouvelle catégorie de demande pour le graphite de qualité nucléaire qui n'existait pas à une échelle significative il y a dix ans.6,7 Tel que divué précédemment par la Société le 22 septembre 2025, la capacité démontrée d'Albany à produire du graphite de pureté 5N+ (99,9992 % en poids de Cg) à l'échelle de laboratoire grâce à un procédé FBR électrothermique sans chlore positionne le Projet comme potentiellement pertinent pour ces tendances convergentes.

Or, les données de prix et de demande disponibles pour le graphite ultra-haute pureté de qualité supérieure demeurent limitées. La plupart des études de marché publiques se concentrent sur les flocons de qualité commerciale ou les matériaux d'anode pour batteries, dont la tarification ne reflète aucunement ce que paient les acheteurs du secteur nucléaire, de la défense et des semi-conducteurs. Le mandat confié à AppEco vise précisément à combler cet écart - produire des données indépendantes de prix et de demande spécifiques à la pureté pour les marchés ciblés par Albany, avec la rigueur requise pour une évaluation économique préliminaire (« EEP ») conforme à l'Instrument national 43-101.8,9

Le flux de travail sur la valorisation des sous-produits est particulièrement notable : le même procédé FBR utilisé pour atteindre la pureté 5N+ génère un flux de gaz d'échappement pouvant contenir des concentrations récupérables de 18 minéraux critiques - potentiellement sans capital additionnel significatif pour le réacteur. AppEco évaluera la valeur potentielle de ces crédits de sous-produits.

Commentaires

« L'approche conventionnelle pour évaluer un gisement de graphite part du prix des matières premières pour les matériaux de qualité batterie. Ce cadre ne saisit pas ce qu'est Albany », a déclaré Mohammed (Moe) Jiwan, chef de la direction de Zentek. « Lorsque votre procédé produit du graphite 5N sans chlore, les comparaisons pertinentes ne sont pas les prix des flocons commerciaux - ce sont les budgets d'approvisionnement des programmes nucléaires, des grands maîtres d'œuvre de la défense et des fabricants de semi-conducteurs. Ce sont des marchés où la sécurité d'approvisionnement, la certification de pureté et la traçabilité commandent des prix matériellement différents de ceux qu'assument les études conventionnelles sur le graphite. »

« L'objectif de ce mandat est de développer des données indépendantes pour informer et tester ces hypothèses dans une forme que requiert l'EEP. C'est ce qu'AppEco construit : une grille de prix par grade, une quantification de la demande par marché final, un contexte concurrentiel et des évaluations de crédits de sous-produits - le tout provenant d'une source indépendante, le tout conçu pour alimenter directement le modèle économique que Micon est en train de construire. Lorsque vous combinez des données de marché indépendantes avec une ingénierie indépendante, vous avez le fondement d'un dossier économique que nous croyons que les investisseurs institutionnels et les partenaires stratégiques pourront mieux évaluer. »

« Nous croyons qu'il est également important de mettre en lumière l'opportunité liée aux sous-produits. Le même procédé FBR qui purifie le graphite à la qualité nucléaire génère des gaz d'échappement pouvant contenir des concentrations récupérables de 18 minéraux critiques - 13 terres rares, ainsi que le lithium, le scandium, l'yttrium, le niobium et le molybdène - potentiellement sans nécessiter de capital additionnel significatif pour le réacteur, sous réserve d'hypothèses supplémentaires d'ingénierie et de récupération. Si l'évaluation indépendante confirme les indications préliminaires, ces crédits pourraient influencer le profil économique du projet ; toutefois, l'ampleur de tout impact dépendra des taux de récupération, des conditions de marché et d'autres hypothèses d'ingénierie et économiques. »

« Nous avons l'intention de partager les résultats à mesure que chaque flux de travail sera complété, et nous prévoyons de fournir au marché des informations significativement plus détaillées dans le cadre de l'EEP, dont nous anticipons la publication cet été. »

M. Peter Wood, ing., géo., vice-président, Développement d'AGC, « personne qualifiée » en vertu de l'Instrument national 43-101, a examiné et approuvé l'information technique contenue dans le présent communiqué de presse.

À propos du Projet de graphite d'Albany

Le Projet de graphite d'Albany est un gisement de graphite d'origine ignée situé dans le Nord de l'Ontario, détenu par l'intermédiaire de la filiale en propriété exclusive de la Société, Albany Graphite Corp. Des essais indépendants à l'échelle de laboratoire menés en collaboration avec American Energy Technologies Company, tel que divué précédemment par la Société le 22 septembre 2025, ont confirmé que le graphite d'Albany atteint une pureté ultra-élevée de 99,9992 % avec une concentration équivalente en bore de 2,60 ppm, ce qui satisfait les critères d'applications potentielles de qualité nucléaire, et a démontré des performances électrochimiques proches de la valeur théorique pour les anodes de batteries lithium-ion. Le projet est avancé en tant que source potentielle nord-américaine nationale de graphite de qualité critique pour les chaînes d'approvisionnement nucléaire, batterie et défense. Le graphite est désigné minéral critique par le gouvernement du Canada et le Département de l'énergie des États-Unis.

À propos de Zentek

Zentek Ltée est une société canadienne de développement et de commercialisation de propriété intellectuelle qui fait progresser un portefeuille de technologies à base de graphène et de matériaux avancés dans les domaines de l'air pur, des matériaux de nouvelle génération et des minéraux critiques. Les plateformes principales de la Société sont Albany Graphite, ZenGUARD™ et Triera.

À propos d'AppEco

AppEco Inc. est une firme de conseil en économie qui fournit des analyses expertes et des conseils stratégiques à des organisations des secteurs public et privé. La firme s'engage à produire des études indépendantes et fondées sur les données, en combinant une méthodologie économique rigoureuse et une communication claire pour appuyer les décideurs.

Mise en garde concernant les énoncés prospectifs

Le présent communiqué de presse contient des énoncés prospectifs. Étant donné que les énoncés prospectifs portent sur des événements et des conditions futurs, ils comportent par nature des risques et incertitudes inhérents. Bien que Zentek estime que les hypothèses et les facteurs utilisés dans la préparation de l'information prospective dans le présent communiqué de presse sont raisonnables, il ne faut pas accorder une confiance excessive à cette information, qui ne s'applique qu'à la date du présent communiqué, et aucune garantie ne peut être donnée que ces événements se produiront dans les délais divués ou du tout. Zentek se dégage de toute intention ou obligation de mettre à jour ou de réviser toute information prospective, que ce soit à la suite de nouvelles informations, d'événements futurs ou autrement, sauf dans la mesure requise par la loi.

La Bourse de croissance TSX et son fournisseur de services de réglementation n'assument aucune responsabilité quant à la pertinence ou à l'exactitude du présent communiqué.

Références (publiques)

1 U.S. Geological Survey (USGS). « 2022 Final List of Critical Minerals » (Federal Register notice ; 24 fév. 2022). https://www.federalregister.gov/documents/2022/02/24/2022-04027/2022-final-list-of-critical-minerals
2 Ressources naturelles Canada. « Le gouvernement du Canada publie une mise à jour de la liste des minéraux critiques » (Communiqué de presse ; 10 juin 2024). https://www.canada.ca/fr/ressources-naturelles-canada/nouvelles/2024/06/le-gouvernement-du-canada-publie-une-mise-a-jour-de-la-liste-des-mineraux-critiques.html
3 Ressources naturelles Canada. « La Stratégie canadienne sur les minéraux critiques » (2022). https://www.canada.ca/fr/campagne/mineraux-critiques-au-canada/la-strategie-canadienne-sur-les-mineraux-critiques.html
4 U.S. Department of the Treasury / Internal Revenue Service. « Clean Vehicle Credits Under Sections 25E and 30D ; Transfer of Credits ; Critical Minerals and Battery Components ; Foreign Entities of Concern » (Final regulations ; 6 mai 2024 ; T.D. 9995). https://www.federalregister.gov/documents/2024/05/06/2024-09094/clean-vehicle-credits-under-sections-25e-and-30d-transfer-of-credits-critical-minerals-and-battery
5 U.S. Department of Energy. « Foreign Entity of Concern (FEOC) Interpretive Guidance » (mai 2024). https://www.energy.gov/cmei/manufacturing/foreign-entity-concern-interpretive-guidance
6 Régie de l'énergie du Canada. « Aperçu du marché : Le rôle du Canada dans le développement de la technologie du petit réacteur modulaire » (20 août 2025). https://www.cer-rec.gc.ca/fr/donnees-analyse/marches-energetiques/apercu-marches/2025/apercu-marche-le-role-du-canada-dans-le-developpement-de-la-technologie-du-petit-reacteur-modulaire.html
7 U.S. Nuclear Regulatory Commission (NRC). « Advanced Reactor Highlights ». https://www.nrc.gov/reactors/new-reactors/advanced/highlights/index.html
8 Fastmarkets. « Graphite prices & market insights ». https://www.fastmarkets.com/metals-and-mining/battery-raw-materials/graphite/
9 Benchmark Mineral Intelligence. « Natural Graphite Prices ». https://www.benchmarkminerals.com/natural-graphite/prices/

Pour de plus amples renseignements :
Mohammed (Moe) Jiwan
Président-directeur général, Zentek Ltée
T : 416-709-8876
E : mjiwan2@zentek.com
W : www.zentek.com

Source: Zentek Ltd.